Via Facsimile and U.S. Mail
Mail Stop 6010

December 21, 2007

Mr. August J. Moretti
Senior Vice President and Chief Financial Officer
Alexza Pharmaceuticals, Inc.
1020 East Meadow Circle
Palo Alto, CA   94303

Re: Alexza Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed on March 29, 2007 and as amended on April 10, 2007
File No. 0-51820

Dear Mr. Moretti:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

8. Symphony Allegro, Inc., page 79

1. Please tell us what your variable interest is in Symphony Allegro, and how you determined that you are the primary beneficiary under FIN 46 R.

2. Please tell us why you have reduced the non-controlling interest in Symphony Allegro by the $2.85 million of deal costs and $10.7 million value of the warrants

issued to Holdings. Please cite the authoritative literature used in reaching your conclusion.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant